UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILES PURSUANT TO RULE 13d-2(a)

                           (Amendment No.          )
                                         ---------

                             Lincoln Snacks Company
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value,
                          -----------------------------

                         (Title of Class of Securities)

                                [Not Yet Issued]
                              --------------------
                                 (CUSIP Number)

                              Katherine P. Burgeson
                               Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 351-4260
                               ------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 8, 1998
                                  ------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 pages

---------------------------------            -----------------------------------
CUSIP No.  Not Yet Issued                                      Page 2 of 9 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brynwood Partners III, L.P.

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER                           (a) [ ]
        OF A GROUP (See Instructions)                                   (b) [X]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        WC, OO
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e) [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              3,569,755
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                0
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             3,569,755
---------------------------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,569,755
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        56.4%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        PN
------- ------------------------------------------------------------------------

                                                               Page 3 of 9 pages


                                  Introduction
                                  ------------

         This Schedule 13D is being filed by Brynwood Partners III, L.P., a Delaware limited partnership (the "Reporting Person") in order to report its acquisition of 3,569,755 shares of Common Stock, $.01 par value (the "Purchased Shares"), of Lincoln Snacks Company, a Delaware corporation (the "Issuer"). The Reporting Person purchased all of the Purchased Shares pursuant to that certain Stock Purchase Agreement dated June 8, 1998 (sometimes referred to herein as the "Stock Purchase Agreement") (a copy of which is attached as Exhibit 1 to this
Schedule 13D) by and between the Reporting Person and Noel Group, Inc., a Delaware corporation (the "Seller"). The Purchased Shares constitute approximately 56.4% of the outstanding shares of Common Stock of the Issuer.

         The Reporting Person's sole general partner is Brynwood Management III, L.P., a Delaware limited partnership ("Brynwood Management"), of which Hendrik
J. Hartong, Jr. and John T. Gray are the sole general partners. Pursuant to Paragraph C of the General Instructions of Schedule 13D, the information called for in Items 2-6 is given with respect to Brynwood Management and Messrs. Hartong and Gray as well as with respect to the Reporting Person. However, the Reporting Person alone owns all of the Purchased Shares. Brynwood Management shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of its rights as general partner of the Reporting Person, and Messrs. Hartong and Gray shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of each of their respective rights as general partner of the Reporting Person's general partner.


Item 1.   Security and Issuer.
          --------------------

          The class of equity securities to which this Schedule 13D relates is Issuer's Common Stock, par value $.01 per share. The Issuer is Lincoln Snacks Company, a Delaware corporation, and its principal executive offices are located at 4 High Ridge Park, Stamford, CT 06905.

Item 2.   Identity and Background.
          ------------------------

                                 Citizenship or State      Principal Occupation
    Name and Address                of Organization            or Employment
    ----------------                ---------------            -------------

Brynwood Partners III, L.P.                 DE             Investment    Limited
Two Soundview Drive                                        Partnership
Greenwich, CT  06830

Brynwood Management III, L.P.               DE             General   Partner  of
Two Soundview Drive                                        Investment    Person;
Greenwich, CT  06830                                       Investment Management

                                                               Page 4 of 9 pages




Hendrik J. Hartong, Jr.                    U.S.A.          General   Partner  of
c/o Brynwood Management III, L.P.                          Brynwood  Management;
Two Soundview Drive                                        Investment Management
Greenwich, CT  06830


John T. Gray                               U.S.A.          General   Partner  of
c/o Brynwood Management III, L.P.                          Brynwood  Management;
Two Soundview Drive                                        Investment Management
Greenwich, CT  06830


          Neither the Reporting Person nor any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each of the individuals named in this Item 2 is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Pursuant to the Stock Purchase Agreement the Reporting Person obtained all of the Purchased Shares on June 8, 1998 for a total aggregate amount of Seven Million One Hundred Thirty Nine Thousand Five Hundred Ten Dollars
($7,139,510). Payment of said aggregate purchase price was made (A) by wire transfer of $4,500,000 to an account designated by Seller; and (B) by delivery of a short term (less than 45 days) secured promissory note to Seller in the amount of $2,639,510. The Reporting Person's working capital was the sole source of the funds comprising the cash portion of consideration for the Purchased Shares, and will be the sole source for the payment of the Promissory Note. The source of such working capital are the capital contributions made by the Reporting Person's limited partners in accordance with its partnership agreement.

Item 4.   Purpose of Transaction.
          -----------------------

          The Common Stock was acquired for the dual purposes of investment and control and management of the Issuer.

          Upon the expiration of certain restrictions currently applicable to the Reporting Person pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, the Reporting Person intends to purchase from Seller an additional 200,000 shares of Issuer Common Stock at a purchase price of $2.00 per share. Additionally, the Reporting Person would not rule out the further acquisition of shares of Common Stock of the Issuer, as the Reporting Person generally views the potential value of the Issuer Common Stock favorably.

                                                               Page 5 of 9 pages



          The Reporting Person and its controlling persons, limited partners and employees hope to influence the operation of Issuer in a manner that will improve the value and performance of the Issuer. In this regard, on the date hereof, the Chairman and Chief Executive Officer of the Issuer resigned, along with four other members of the Board of Directors. Three representatives of the Reporting Person were elected directors to fill three of such vacancies, including Mr. Hartong and Mr. Gray. The Reporting Person's nominees thus comprise a majority of the Board of Directors of the Company, and it is anticipated that the size of the Board of Directors will be reduced to four.

          Except for the actions referred to in the preceding paragraph, the Reporting Person currently has no other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of the Special Instructions for Complying With Schedule 13D.

          The Reporting Person intends to review on a continuing basis its investment in the Issuer and the Issuer's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the Reporting Person and all other factors deemed relevant (including, without limitation, the market for and price of the Issuer Common Stock, offers for shares of such Common Stock, general economic conditions and other future developments), the Reporting Person may decide to sell or seek the sale of all or part of the Common Stock or to increase its holdings of the Issuer Common Stock.

                                                               Page 6 of 9 pages



Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) and (b) Set forth in the table below are the number and percentage of shares of Issuer Common Stock beneficially owned by the Reporting Person and the other persons named in Item 2 as of the date hereof.

                                              Number of Shares
                          Number of Shares      Beneficially      Number of Shares        Aggregate       Percentage of
                         Beneficially Owned    Owned With Sole   Beneficially Owned   Number of Shares       Shares
                             With Shared          Voting and         With Shared        Beneficially      Beneficially
Name                        Voting Power      Dispositive Power   Dispositive Power         Owned             Owned
----                        ------------      -----------------   -----------------         -----             -----

Brynwood Partners III,       3,569,755                    0           3,569,755           3,569,755           56.4%
L.P.
Brynwood Management          3,569,755(1)                 0           3,569,755(1)        3,569,755(1)        56.4%(1)
III, L.P.
Hendrik J. Hartong, Jr.      3,569,755(2)                 0           3,569,755(2)        3,569,755(2)        56.4%(2)
John T. Gray                 3,569,755(3)                 0           3,569,755(3)        3,569,755(3)        56.4%(3)

(1) The Reporting Person alone owns all of the Purchased Shares. Brynwood Management shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of its rights as general partner of the Reporting Person.
(2) The Reporting Person alone owns all of the Purchased Shares. Mr. Hartong shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of his rights as general partner of the Reporting Person's general partner, Brynwood Management.
(3) The Reporting Person alone owns all of the Purchased Shares. Mr. Gray shares voting power and dispositive power over the Purchased Shares only to the extent and by virtue of his rights as general partner of the Reporting Person's general partner, Brynwood Management.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements,  Understandings or
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------

          The Reporting Person entered into that certain Stock Purchase Agreement dated June 8, 1998 (a copy of which is attached as Exhibit 1 to this Schedule 13D) with Seller and thereby obtained the Purchased Shares. The Reporting Person also has an agreement with Seller to purchase an additional 200,000 shares of Issuer Common Stock for the same price per share as the Reporting Person paid to Seller in the Stock Purchase Agreement no later than July 23, 1998.

          Except as otherwise noted in the preceding paragraph, neither the Reporting Person nor any of the other persons named in Item 2 of this Schedule 13D has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with

                                                               Page 7 of 9 pages



respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits.
           ---------------------------------

Exhibit
Number     Description
------     -----------

  1        Stock Purchase Agreement dated June 8, 1998.
  2        Promissory Note and Pledge Agreement dated June 8, 1998.

                                                               Page 8 of 9 pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 1998


                                            BRYNWOOD PARTNERS III, L.P.

                                            By:  Brynwood Management III, L.P.
                                            Its: General Partner

                                            /s/ Hendrik J. Hartong, Jr.
                                            ----------------------------------
                                            Hendrik J. Hartong, Jr.
                                            A General Partner

                                                               Page 9 of 9 pages



                                  EXHIBIT INDEX


Exhibit
Number       Description
------       -----------

  1          Stock Purchase Agreement dated June 8, 1998.
  2          Promissory Note and Pledge Agreement dated June 8, 1998.